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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)1

                                 ENTREMED, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   29382F103
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                                 (CUSIP Number)

                GEORGE R. WHITTEMORE, MILLS VALUE ADVISER, INC.,
         707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3804
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                JANUARY 27, 1999
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)




         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

----------------------------                        ----------------------------
    CUSIP No. 29382F103           SCHEDULE 13D            Page 2 of 7 Pages
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          James T. Martin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   755,090
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  755,090
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          755,090
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
          Not Applicable
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                       FOR
                                 JAMES T. MARTIN


         This Amendment No. 1 hereby amends and supplements the Schedule 13D (the "Schedule 13D"), dated January 11, 1999, filed with the Securities and Exchange Commission on January 29, 1999, with respect to the common stock, par value $0.01 per share ("Common Stock"), of EntreMed, Inc. (the "Issuer").

Item 1.       Security and Issuer

              This Amendment No. 1 relates to the common stock, par value $0.01 per share, of EntreMed, Inc., 9610 Medical Center Drive, Suite 200, Rockville, Maryland 20850.

Item 2.       Identity and Background

              (A)      James T. Martin

              (B)      Tuppeny House
                       Tuckerstown, Bermuda

              (C)      James T. Martin is a lecturer, author and consultant.

              (D) During the past five years, James T. Martin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

              (E) During the past five years, James T. Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (F) James T. Martin is a citizen of Bermuda (subject of Great Britain).




                               Page 3 of 7 Pages

Item 3.       Source and Amount of Funds and Other Consideration

              The total amount of the funds used in making the purchases was $20,867,262 of which $3,855,616 represent purchases since the date of the event that required the filing of the Schedule 13D. The sources of the funds used in making the purchases were personal funds.

Item 4.       Purpose of Transaction

              James  T.  Martin  has  purchased   shares  of  Common  Stock  for
              investment purposes.

              There are no plans or proposals which James T. Martin may have that relate to or would result in:

              (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

              (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

              (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

              (D)      Any  change  in  the  present   board  of   directors  or
                       management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (E) Any material change in the present capitalization or dividend policy of the Issuer;

              (F) Any other material change in the Issuer's business or corporate structure;

              (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;



                               Page 4 of 7 Pages

              (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                       Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

              (J)      Any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer

              (A) The aggregate number and percentage of Common Stock beneficially owned by James T. Martin are 755,090 Shares and 6.0%, respectively.

              (B) James T. Martin has the sole power to vote or to direct the vote of all the shares identified pursuant to Item 5(a). Mr. Martin does not have any power to dispose or to direct the disposition of all the shares identified pursuant to Item 5(a).

              (C)      Transactions  in the  securities  identified  pursuant to
                       Item 5(a) since the date of the event that required the filing of the Schedule 13D are as follows:

        Beneficial       Trans.        Amount of      Price Per       Where/How
          Owner           Date        Transaction       Share         Effected

       J.T. Martin      01/12/99       $783,087        $26.10        Open Market
       J.T. Martin      01/13/99       $534,082        $26.70        Open Market
       J.T. Martin      01/14/99       $952,442        $31.74        Open Market
       J.T. Martin      01/15/99       $686,822        $34.34        Open Market
       J.T. Martin      01/27/99       $899,183        $29.97        Open Market

              (D)      Not applicable.

              (E)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              None



                               Page 5 of 7 Pages

Item 7.       Material to be Filed as Exhibits

              None




                               Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


                                            James T. Martin



Date:  January 27, 1999                     /s/ James T. Martin
                                            ------------------------------------
                                            James T. Martin




Attention:    Intentional  misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).